บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 396 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

07028390

November 23, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Participation Investment in Petroleum Permit AC/P36 in Australia

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that PTTEP Australia Offshore Pty Ltd. (subsidiary of PTTEP) has entered into the Joint Participation Agreement to invest in Petroleum Permit AC/P36.

The AC/P36 permit covers an area of 4,000 square kilometers, located offshore north western of Australia. This agreement will be effective after receiving approvals from Australian government. The joint venture partners consist of PTTEP Australia Offshore Pty Ltd, Finder Exploration Pty Ltd, and Murphy Australia Oil Pty Ltd. (Operator) with 20 %, 40% and 40% participation interests respectively. The joint ventures plan to conduct exploration activities including drilling of one exploration well in late 2008 or early 2009.

The success in participation investment of Permit AC/P36 is another major step for PTTEP in expanding its investment in the Asia Pacific region, which has high petroleum potential and also marks PTTEP's first investment in Australia.

Yours sincerely,

Maroot Mrigadat
President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/397 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

November 23, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Establishing new subsidiaries of PTTEP

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that PTTEP established subsidiaries to carry out petroleum exploration and development activities with following details.

1. PTTEP Australia Pty Limited, established on October 15, 2007, with registered capital of 50,000 Australian Dollars, consisting of 50,000 ordinary shares at 1 Australian Dollar each, with 100% shareholding by PTTEP Holding Company Limited (a subsidiary of PTTEP).

2. PTTEP Australia Offshore Pty Limited, established on October 15, 2007, with registered capital of 50,000 Australian Dollars, consisting of 50,000 ordinary shares at 1 Australian Dollars each, with 100% shareholding by PTTEP Australia Pty Limited (a subsidiary of PTTEP).

Yours sincerely,

Maroot Mrigadat
President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/401 /2007

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

November 29, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Change of Participating Interest in Nang Nuan Project (Block B6/27)

The Board of Directors of PTT Exploration and Production Public Company Limited (PTTEP) at the Meeting No.13/2550/271 on November 27, 2007 granted an approval for PTTEP Siam Limited or PTTEPS (an affiliate of PTTEP with shareholdings by PTTEP and PTTEP Offshore Investment Company Limited of 49% and 51% respectively) to enter into the Farm-out Agreement with Nippon Oil Exploration Limited (NOEX) by changing its participation interest in the Nang Nuan Project (Block B6/27) from 100% to 60%, PTTEPS remains the operator, and transferring the participating interest of 40% to NOEX.

NOEX is a leading oil company from Japan and also a partner in the Yetagun Project, Myanmar, with extensive experience and success in producing petroleum from petroleum fields which are similar to Block B6/27. Consequently, NOEX will apply technical expertise in the assessment and development of Block B6/27. In exchange for the 40% participating interest, NOEX will fund certain G&G studies, exploration and drilling program.

The Nang Nuan Project is located in the Gulf of Thailand, approximately 25 kilometers offshore from Chumphon Province, covering an area of 1,307 square kilometers. However, this transaction will be effective after receiving an approval from the Thai government and the Supplementary Concession is signed.

Yours sincerely,

Maroot Mrigadat

President

END